                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       Abigail Adams National Bancorp. Inc.
-----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-----------------------------------------------------------------
                         (Title of Class of Securities)

                                   003390101
                            -----------------------
                                 (CUSIP Number)


                             Thomas J. Murray, Esq.
                    Huddleston, Bolen, Beatty, Porter & Copen
                                  P.O. Box 2185
                                611 Third Avenue
                              Huntington, WV  25722
                                 (304) 529-6181
-----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                                  July 21, 1995
                             ------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box.   / /

Check the following box if a fee is being paid with the statement.  / /


                                   This Document Consists of 72 Pages.  An
                                   Exhibit Index appears on sequentially
                                   numbered page 17.

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Marshall T. Reynolds

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  / /
3.   SEC Use Only

4.   Source of Funds:  BK/PF

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    / /

6.   Citizenship or Place of Organization:   West Virginia

Number of           7.   Sole Voting Power:              0
   Shares
Beneficially        8.   Shared Voting Power:          80,538
   Owned by
     Each           9.   Sole Dispositive Power:         0
   Reporting
Person With         10.  Shared Dispositive Power:     80,538

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   80,538

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                               / /

13.  Percent of Class Represented by Amount in Row 11:  28.3%

14.  Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Shirley A. Reynolds

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  / /
3.   SEC Use Only

4.   Source of Funds:  BK/PF

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    / /

6.   Citizenship or Place of Organization:   West Virginia

Number of           7.   Sole Voting Power:            40,000
   Shares
Beneficially        8.   Shared Voting Power:          80,538
   Owned by
     Each           9.   Sole Dispositive Power:       40,000
   Reporting
Person With         10.  Shared Dispositive Power:     80,538

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   120,538

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                               / /

13.  Percent of Class Represented by Amount in Row 11:  42.3%

14.  Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Robert H. Beymer

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  / /
3.   SEC Use Only

4.   Source of Funds:  BK/PF/OO

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    / /

6.   Citizenship or Place of Organization:   West Virginia

Number of           7.   Sole Voting Power:              0
   Shares
Beneficially        8.   Shared Voting Power:          7,000
   Owned by
     Each           9.   Sole Dispositive Power:         0
   Reporting
Person With         10.  Shared Dispositive Power:     7,000

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   7,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                               / /

13.  Percent of Class Represented by Amount in Row 11:  2.5%

14.  Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Barbara W. Beymer

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  / /
3.   SEC Use Only

4.   Source of Funds:  BK/PF/OO

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    / /

6.   Citizenship or Place of Organization:   West Virginia

Number of           7.   Sole Voting Power:            20,000
   Shares
Beneficially        8.   Shared Voting Power:           7,000
   Owned by
     Each           9.   Sole Dispositive Power:       20,000
   Reporting
Person With         10.  Shared Dispositive Power:      7,000

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   27,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                               / /

13.  Percent of Class Represented by Amount in Row 11:  9.5%

14.  Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Robert L. Shell, Jr

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  / /
3.   SEC Use Only

4.   Source of Funds:  BK/PF

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    / /

6.   Citizenship or Place of Organization:   West Virginia

Number of           7.   Sole Voting Power:            27,000
   Shares
Beneficially        8.   Shared Voting Power:             0
   Owned by
     Each           9.   Sole Dispositive Power:       27,000
   Reporting
Person With         10.  Shared Dispositive Power:        0

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   27,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                               / /

13.  Percent of Class Represented by Amount in Row 11:  9.5%

14.  Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Thomas W. Wright

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  / /
3.   SEC Use Only

4.   Source of Funds:  PF

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    / /

6.   Citizenship or Place of Organization:   Kentucky

Number of           7.   Sole Voting Power:              0
   Shares
Beneficially        8.   Shared Voting Power:          7,000
   Owned by
     Each           9.   Sole Dispositive Power:         0
   Reporting
Person With         10.  Shared Dispositive Power:     7,000

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   7,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                              / /

13.  Percent of Class Represented by Amount in Row 11:  2.5%

14.  Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Deborah P. Wright

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  / /
3.   SEC Use Only

4.   Source of Funds:  PF

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    / /

6.   Citizenship or Place of Organization:   Kentucky

Number of           7.   Sole Voting Power:            20,000
   Shares
Beneficially        8.   Shared Voting Power:           7,000
   Owned by
     Each           9.   Sole Dispositive Power:       20,000
   Reporting
Person With         10.  Shared Dispositive Power:      7,000

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   7,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                              / /

13.  Percent of Class Represented by Amount in Row 11:  9.5%

14.  Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Jeanne D. Hubbard

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  / /
3.   SEC Use Only

4.   Source of Funds:  BK/PF

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    / /

6.   Citizenship or Place of Organization:   West Virginia

Number of           7.   Sole Voting Power:            1,500
   Shares
Beneficially        8.   Shared Voting Power:            0
   Owned by
     Each           9.   Sole Dispositive Power:       1,500
   Reporting
Person With         10.  Shared Dispositive Power:       0

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   1,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                               / /

13.  Percent of Class Represented by Amount in Row 11:  .05%

14.  Type of Reporting Person:  IN

     This Amendment No. 1 to the Schedule 13D filed by Reporting Persons on May 1, 1995 is filed with regard to the common stock, par value $10.00 per share, of Abigail Adams National Bancorp, Inc. ("Bancorp Common Stock"). The address of the principal executive offices of Abigail Adams National Bancorp, Inc. ("Bancorp") is 1627 K Street, N.W., Washington, DC 20006.

     Items 3, 4, 5 and 6 of the Schedule 13D filed by Reporting Persons on May 1, 1995 are amended and restated to read in their entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS
          OR OTHER CONSIDERATION.

          Pursuant to a stock purchase agreement dated April 21, 1995 between the Reporting Person Marshall T. Reynolds and Citibank, N.A. (the "Stock Purchase Agreement"), Marshall T. Reynolds agreed to acquire a minimum of 191,932 (the "Minimum Shares") and a maximum of 203,038 shares (the "Maximum Shares") of Bancorp Common Stock currently held by Citibank, N.A. (the "Acquisition"). By Assignment dated April 28, 1995, Marshall T. Reynolds assigned to the other Reporting Persons the right to purchase certain of the shares covered by the Stock Purchase Agreement, and the other Reporting Persons assumed the obligation to purchase same and adopted all of Marshall T. Reynold's representations, warranties, covenants and obligations set forth in the Stock Purchase Agreement. The shares of Bancorp Common Stock acquired by the Reporting Persons from Citibank, N.A. constitute the collateral securing a loan made by Citibank, N.A. to Mark G. Griffin, the E.A. Griffin Trust, Barbara D. Blum, Richard W. Naing, Maria L. Naing and the Wynmark Trust pursuant to a Loan Agreement dated August 24, 1988 (the "Loan Agreement"). The Reporting Persons have been advised by Citibank, N.A. that one or more events of default have occurred and are continuing under the Loan Agreement and that Citibank, N.A. has the authority, or as of consummation of the Acquisition has the authority, to sell at least the Minimum Shares to the Reporting Persons pursuant to Section 9-504 of the New York Uniform Commercial Code.

          The purchase price for such shares is $17.00 per share, and the aggregate amount of funds required for the Reporting Persons to purchase such shares is $3,451,646 (the Maximum Shares being purchased).

          The Reporting Persons understand that on April 12, 1994, the Board of Directors of Bancorp declared a dividend of one common share purchase right (a "Right") for each outstanding share of Bancorp Common Stock and entered into a rights agreement with The First National Bank of Maryland, as rights agent (the "Bancorp Rights Agreement"). The terms of the Rights and the Bancorp Rights Agreement are set forth in a current report on Form 8-K filed by Bancorp with the Securities and Exchange Commission ("SEC") on April 27, 1994. Without amendment of the

Bancorp Rights Agreement to permit the Acquisition and the transactions contemplated by the Stock Purchase Agreement, the Reporting Persons were unwilling to enter into the Stock Purchase Agreement.

          Accordingly, Reporting Person Marshall T. Reynolds and Bancorp entered into an Agreement dated April 20, 1995 (the "Bancorp Agreement"), pursuant to which, among other things, (a) following the Acquisition, Reporting Person Marshall T. Reynolds agreed to provide an opportunity to the stockholders of Bancorp (other than Citibank, N.A.) to receive $21.00 per share in cash for the shares of Bancorp Common Stock held by them (the "Tender Offer") and (b) Bancorp
(i) agreed to take all actions necessary so that the execution, delivery and performance of the Stock Purchase Agreement and consummation of the Acquisition and the Tender Offer do not and will not result in the Reporting Persons or any of their "Affiliates" or "Associates" becoming an "Acquiring Person" or an "Adverse Person" (as such terms are defined in the Bancorp Rights Agreement) or enable or require any Rights under the Bancorp Rights Agreement to become exercisable, or otherwise cause or give rise to the occurrence of a "Distribution Date" (as such term is defined in the Bancorp Rights Agreement),
(ii) agreed not to take any action to oppose or impede consummation of the Acquisition, and (iii) agreed to take all actions necessary so that the execution, delivery and performance of the Stock Purchase Agreement and consummation of the Acquisition and the Tender Offer do not constitute a "Change in Control" under the terms of any of the severance agreements referenced in
Item 5 of Bancorp's Form 8-K report dated April 27, 1994 or otherwise cause any of the rights or benefits of the employees under such severance agreements to become exercisable or triggered.

          Pursuant to the Bancorp Agreement, Bancorp and The First National Bank of Maryland, as rights agent, entered into a First Amendment to Rights Agreement dated April 20, 1995, amending the Bancorp Rights Agreement to permit the execution, delivery and performance of the Stock Purchase Agreement and the completion of the Tender Offer without causing the Rights to become exercisable and to permit the announcement, initiation, conduct and completion of the Tender Offer without causing the occurrence of a Distribution Date (as defined in the Bancorp Rights Agreement).

          If all stockholders of Bancorp other than Citibank, N.A. tender all outstanding shares of Bancorp Common Stock held by them (81,806 shares), an additional $1,717,926 of funds will be required to acquire same pursuant to the Tender Offer at $21.00 per share.

          The Reporting Persons consummated the Acquisition of the 203,038 Maximum Shares of Bancorp Common Stock pursuant to the Agreement on July 21, 1995.

          The source of funds for this purchase for each of the Reporting Persons is set forth below:

          Marshall T. Reynolds and Shirley A. Reynolds utilized $2,049,146 from an available $5,000,000 line of credit at United National Bank, Parkersburg, West Virginia. This line of credit bears floating interest at Chase Manhattan Bank Prime Rate, adjusted quarterly, and expires March 31, 1996, subject to renewal. It is collateralized by shares of Champion Industries, Inc. No Bancorp Common Stock has been pledged or otherwise utilized to secure the borrowing.

          Robert H. Beymer and Barbara W. Beymer utilized a combination of:
$59,000 drawn on a $100,000 line of credit from Citizens Deposit Bank & Trust, Vanceburg, Kentucky (bearing floating interest at the bank base rate plus one percent (1%), requiring quarterly payments of interest, maturing April 10,
1996); $200,000 drawn on a $400,000 line of credit from First National Bank in Ronceverte, Ronceverte, West Virginia (bearing floating interest at Wall Street Journal primate rate plus one percent (1%), requiring quarterly payments of interest, with principal payable on demand, secured by a pledge of various unlisted bank stocks; and $200,000 proceeds of intra-family loans to effect the Acquisition. No Bancorp Common Stock has been pledged or otherwise utilized to secure the borrowing.


          Robert L. Shell, Jr. utilized $459,000 available through two loan commitments aggregating $600,000 from Bank One, West Virginia, NA. Loan #1 is in amount of $300,000, maturing one year from funding, subject to annual review and reaffirmation and bearing interest at Bank One Prime Rate plus one percent (1%).

          Loan #2 is in amount of $300,000, payable in monthly installments of principal and interest of $4,625, with a balloon payment at maturity, five years from funding. Loan #2 will bear interest at Bank One Prime Rate plus one percent (1%). Both loans are secured by first lien security interest and pledge of all shares of Bancorp Common Stock acquired by Robert L. Shell, Jr., with a requirement that 70% of Loan #1 loan balance to market value of Bancorp Common Stock constituting collateral be maintained. A second lien deed of trust on Mr. Shell's personal residence was also required. Additionally, Marshall T. Reynolds has agreed to purchase the Bancorp Common Stock securing these loans, at the price paid by Mr. Shell, in the event of default on either loan, in an amount sufficient to reduce the combined loan balances outstanding to $100,000.

          Thomas W. Wright and Deborah P. Wright utilized personal funds in the Acquisition.

          Jeanne D. Hubbard has utilized $25,500 from an available $100,000 line of credit at Citizens Deposit Bank & Trust, Vanceburg, Kentucky. This line of credit bears floating interest at the bank's base rate plus one percent (1%), requires monthly payments of interest, and is renewable annually each January. It is collateralized by shares of common stock of bank holding companies other than Bancorp. No Bancorp Common Stock will be pledged or otherwise utilized to secure the borrowing.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons' purpose in effecting the acquisition of Bancorp Common Stock is to acquire a controlling interest in Bancorp, as an investment which they expect will appreciate in value. Except as set forth in Item 3 and Exhibits A, B and C, they have no current plans or proposals which relate to or would result in any of the following, but reserve the right to seek to effect any such matters in the future:

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (e) Any material change in the present capitalization or divided policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;


     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          The purchasers' present intention with respect to paragraphs (a), (d) and (i) of this Item 4 are set forth below:

     (a)
     and
     (i) As set forth in Item 3 hereof, the Bancorp Agreement provides that Reporting Person Marshall T. Reynolds shall in the Tender Offer afford all shareholders of Bancorp (other than Citibank, N.A.) the opportunity to receive $21.00 per share in cash for shares of Bancorp Common Stock held by them, which, if effected, would constitute the acquisition of additional securities of the issuer by Reporting Person Marshall T. Reynolds. Depending upon the number of shares of Bancorp Common Stock so acquired, it is also possible that Bancorp Common Stock would become eligible for termination of registration under section 12(g)(4) of the Act, though it is impossible at this time to predict the likelihood of such a result.

     (d) The Reporting Persons plan to add three (3) directors to the board of directors of Bancorp. The additional directors will be Jeanne D. Hubbard, Robert L. Shell, Jr. and Marshall T. Reynolds. The Reporting Persons have no other plans or proposals with respect to changing the present board of directors or management of the issuer at this time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Maximum Shares acquired by Reporting Persons represent 71.3% of the outstanding shares of Bancorp Common Stock as reported in Bancorp's 10-K for the year ended December 31, 1994.

     (b) Consummation of the Acquisition has resulted in the following beneficial ownership by number of shares:

               SOLE VOTING/             SHARED VOTING/
               DISPOSITIVE POWER        DISPOSITIVE POWER
               -----------------        -----------------

     Marshall T. Reynolds                         -0-(1)           80,538(2)

     Shirley A. Reynolds                       40,000              80,538(2)

     Robert L. Shell, Jr.                      27,000(1)              -0-

     Robert H. Beymer                             -0-               7,000(2)

     Barbara W. Beymer                         20,000               7,000(2)

     Thomas W. Wright                             -0-               7,000(2)

     Deborah P. Wright                         20,000               7,000(2)

     Jeanne D. Hubbard                          1,500                 -0-

(1)  Upon any default under Robert L. Shell, Jr.'s loan commitment described in
     Section 3, Marshall T. Reynolds would be required to purchase the shares of Bancorp Common Stock attributed to Mr. Shell, increasing the number of shares held with sole voting and dispositive power by Mr. Reynolds to 27,000 and reducing Mr. Shell's beneficial ownership to -0-.

(2)  Shares held jointly between spouses.

     (c) Except as otherwise described herein, none of the Reporting Persons beneficially own any shares of Bancorp Common Stock. Other than as described in this Schedule 13D, no transactions in Bancorp Common Stock were effected during the past 60 days by the Reporting Persons.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO
          SECURITIES OF THE ISSUER               .

          As noted above, the Reporting Persons have entered into the Stock Purchase Agreement with Citibank, N.A., the Assignment from Reporting Person Marshall T. Reynolds, the Bancorp Agreement with Bancorp and the Escrow Agreement attendant to the Stock Purchase Agreement. Various of the Reporting Persons have also entered into loan agreements for the borrowing of funds to acquire Bancorp Common Stock. For a description of these documents, see Item 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit J - Loan Agreement and two promissory notes dated July 20, 1995 between Bank One, West Virginia, NA and Robert L. Shell, Jr.

          Exhibit K - Unregistered or Restricted Stock Security and Pledge Agreement dated July 20, 1995 between Robert L. Shell, Jr. and Bank One, West Virginia, NA.

          Exhibit L - Limited Price Put Option dated July 20, 1995 between Marshall T. Reynolds and Bank One, West Virginia, NA.

          Exhibit M - Promissory notes from Robert H. and Barbara W. Beymer, dated July 20, 1995, payable to Jill B. Stevens and Bryan L. Beymer, in aggregate principal amount of $200,000.

          Exhibit N - Commercial Promissory Note from Robert H. Beymer and Barbara W. Beymer dated July 10, 1995 payable to First National Bank in Ronceverte.

          Exhibit O - Stock or Bond Pledge and Security Agreements and Consents to Pledge or Hypothecate securing Exhibit O.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each and all of the persons signatory below.

Dated:  July 21, 1995


/s/ Marshall T. Reynolds           /s/ Robert L. Shell, Jr.
------------------------           ------------------------
MARSHALL T. REYNOLDS               ROBERT L. SHELL, JR.


/s/ Shirley A. Reynolds            /s/ Thomas W. Wright
-----------------------            --------------------
SHIRLEY A. REYNOLDS                THOMAS W. WRIGHT


/s/ Robert H. Beymer               /s/ Deborah P. Wright
--------------------               ---------------------
ROBERT H. BEYMER                   DEBORAH P. WRIGHT


/s/ Barbara W. Beymer              /s/ Jeanne D. Hubbard
---------------------              ---------------------
BARBARA W. BEYMER                  JEANNE D. HUBBARD

                                  EXHIBIT INDEX


                                                       Location in Sequentially
Exhibit No.                   Description              Numbered Copy
-----------                   -----------              ------------------------
Exhibit J                     Loan Agreement and two             18
                              promissory notes dated
                              July 20, 1995 between
                              Bank One, West
                              Virginia, NA and Robert
                              L. Shell, Jr.

Exhibit K                     Unregistered or Restricted         39
                              Stock Security and Pledge
                              Agreement dated July 20,
                              1995 between Robert L.
                              Shell, Jr. and Bank One,
                              West Virginia, NA

Exhibit L                     Limited Price Put Option           51
                              dated July 20, 1995
                              between Marshall T.
                              Reynolds and Bank One,
                              West Virginia, NA

Exhibit M                     Promissory notes from              54
                              Robert H. and Barbara
                              W. Beymer, dated July
                              20, 1995, payable to
                              Jill B. Stevens and
                              Bryan L. Beymer, in
                              aggregate principal
                              amount of $200,000

Exhibit N                     Commercial Promissory Note         56
                              from Robert H. Beymer and
                              Barbara W. Beymer dated
                              July 10, 1995 payable to
                              First National Bank in
                              Ronceverte

Exhibit O                     Stock or Bond Pledge and           59
                              Security Agreements and
                              Consents to Pledge or
                              Hypothecate securing
                              Exhibit O
